Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Q2 and First Half Year 2013 Results and Confirmation of Management Conference Call

August 13, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) is pleased to announce its operating and financial results for the second quarter (“Q2” or the “Quarter”) and the first half (“H1” or “First Half”) of 2013.  All results are reported in Canadian dollars unless otherwise indicated.  Caledonia owns a 49% interest in the Blanket Mine in Zimbabwe.  Operational and financial information set out below is on a 100% basis unless indicated otherwise.

Operating Highlights – Blanket Mine, Zimbabwe

•	Gold produced in Q2 was 11,588 ounces (Q1 2013, 10,472 ounces; Q2 2012, 11,560 ounces) and was ahead of the planned target of 10,000 ounces.

o	Gold production in the Quarter increased from the previous quarter due to the planned increased mine production throughput in response to the lower gold price.

•	Gold produced in H1 was 22,060 ounces (Second half of 2012, 24,739 ounces; H1 2012, 20,724 ounces).

•	Gold production for Q3 of 2013 has started well: production in July 2013 was approximately 4,480 ounces, 35% higher than the planned monthly target of 3,300 ounces.

•	Management believes that Blanket is on course to produce approximately 44,000 ounces in 2013 - 10% higher than the previous guidance of 40,000 ounces.

•
Blanket has adopted the guidance of the World Gold Council in reporting the costs of gold production.  Blanket’s operating cost, all-in sustaining cost and all-in cost per ounce of gold produced for the quarter, the preceding quarter and 2012 are shown in the table below.(1)  The basis of calculation of these measures is set out in the Management Discussion and Analysis (“MD&A”), which is available for download on Caledonia’s website and on SEDAR at www.sedar.com.

Blanket: Costs per Ounce of Gold Produced (US$/oz)
	Year 2012	Q1 2013	Q2 2013
Operating cost(1)	769	856	689
All-in sustaining cost(1)	955	1,007	956
All-in cost(1)	1,027	1,056	1,211
(1)
References herein to “operating cost”, “All-in sustaining cost” and “All-in cost” are performance measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”).  Non-IFRS performance measures have no standardized method for calculating and accordingly are not a reliable way to compare us against other companies.  Management believes these non-IFRS measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  Refer to Section 10 of our MD&A for a discussion of non-IFRS measures, including a reconciliation of such non-IFRS measures to the IFRS measures we report.

•
Blanket’s operating cost per ounce in the Quarter was lower than the preceding quarter and 2012 due to the higher production and stable input costs.  The all-in sustaining costs per ounce has been broadly stable over the preceding 18 months, reflecting the generally lower operating costs per ounce, but higher levels of capital investment. Blanket’s all-in cost includes investments in projects to increase production.

Financial Highlights

•	Gold sales during the Quarter were 11,588 ounces at an average sales price of US$1,368 per ounce of gold.

•	Gross Profit for the Quarter (i.e. after depreciation and amortization but before administrative expenses) was $8.6 million (Q1 2013, $9.0 million; Q2 2012, $10.1 million).

•	Net profit after tax for the Quarter attributable to Caledonia shareholders was $3.0 million (Q1 2013, $4.6 million; Q2 2012, $5.5 million).

•
Basic earnings per share attributable to Caledonia shareholders for the Quarter were 5.8 cents per share, (Q1 2013, 9.0 cents; Q2 2012, 11.0 cents).  The earnings per share numbers for the Quarter and all preceding quarters reflect the one-for-ten share consolidation which took place during the Quarter.

•	At June 30, 2013 Caledonia had cash and cash equivalents of $22.5 million (March 31, $25.2 million; 2013 December 31, 2012 $27.9 million).

o
The reduction in net cash in the Quarter was due to the payment by Caledonia of it’s a second dividend of $2.5 million in respect of the profit for 2012 and capital investment of $3.8 million, of which $2.4 million was at the Blanket Mine and $1.4 million was at Nama.

Exploration Highlights

•
The deep level exploration drilling at the Blanket Mine below 750 metre (m) level has continued.  The first exploration hole into the Blanket No. 4 ore body below the 750 m level made an intersection with a grade of 3.57 grams per tonne (“g/t”) over 4.70 m true width.  A second hole made an intersection of 5.96 g/t over 6.00 m true width.  Development work continues as planned on the capital projects with the objective of increasing production in future years.

•	Exploration at Blanket’s satellite projects has continued.

o
At the GG project, the shaft sinking has reached the target depth of 120 m below surface and further exploration continues to allow for a better understanding of the geometry of the identified mineralisation.

o
At the Mascot project, underground development towards the North Parallel Zone has commenced on a second level and has identified mineralisation.  Development towards the South Zone exploration has commenced.  If the gold grades of the exposed mineralized zones prove to be economic, material from Mascot could be delivered to the main Blanket plant as early as late 2013.  Mineral resources that are not mineral reserves have no demonstrated economic viability.

•	In early July 2013, Caledonia Nama submitted, as required, a report on preliminary exploration results from the Nama Copper Project to the Zambian Government.

Other Highlights

•	On April 12, 2013, the one-for-ten share consolidation was implemented pursuant to the special resolution passed at the special meeting of Caledonia shareholders held on January 24, 2013.

•
On April 3, 2013, Caledonia announced a dividend in respect of the year ended December 31, 2012 of $0.005 per pre-consolidated ordinary share or $0.05 on a post-consolidated basis, which was paid on April 30, 2013.   This dividend, in conjunction with the dividend paid in February 2013 means that the total dividend payment year to date in 2013 is $0.1 per share on a post-consolidation basis.

Commenting on the Q2 and H1 2013 results, Stefan Hayden, Caledonia President and Chief Executive Officer said: “The second quarter of 2013 presented significant challenges as the gold price suffered an unprecedented fall in April 2013.

In response to the lower gold price, Caledonia, working with Blanket management, introduced measures to increase mine production from approximately 1,030 tpd which was achieved in the first quarter of 2013, to approximately 1,125 tpd in the second quarter of 2013.  Increased gold production in the second quarter was not achieved by high-grading the mine:  the average realised grade in Q2 was 3.82 g/t, lower than the 4.04 g/t achieved in previous quarters and very close to the average mine grade of 3.84 g/t.  Notwithstanding the higher plant throughput and slightly lower grade, gold recovery was virtually unchanged in the quarter at 93.2% compared to 93.3% in the previous quarter.  Blanket’s metallurgical plant has considerable surplus capacity and is believed to be one of the most efficient in the industry, which reflects our recent investments and the skills of Blanket’s management and employees.

The adverse effect of the lower gold price on profitability was also mitigated somewhat by lower costs.  Blanket’s operating costs per ounce and all-in sustaining cost per ounce (now calculated based on the most recent guidance from the World Gold Council) were both lower in Q2 of 2013 than in the preceding quarter at US$689 per ounce and US$956 per ounce respectively.  Blanket’s all-in cost for the quarter of US$1,211per ounce includes substantial investment at Blanket’s on-mine expansion and development projects, investment at Blanket’s satellite projects and also includes a significant one-time corporate and social investment.

Supported by the Company’s strong cash position and continued cash generation at the operational level, development and exploration activity at Blanket has accelerated. We continue to move towards achieving our targeted increase in production.  In light of the increased rate of production in Q2 2013, we have increased our production guidance for 2013 from 40,000 ounces to approximately 44,000 ounces.

It is hoped that the increased production and continued tight cost control will mitigate somewhat the adverse effect of the lower gold price on the Group’s profitability.  Over half of Blanket’s costs are fixed.  If we are able as planned to increase production moving forward, our average cost per ounce of gold produced may be able to be reduced somewhat.

Exploration at Blanket below 750 m and at Blanket’s satellite projects continues and we continue to be encouraged by the results evaluated so far. Exploration drilling at the Blanket ore body below 750m produced some good intersections. Development and exploration work at GG and Mascot continues to identify mineralisation which warrants further evaluation.

As a low-cost producer with a robust balance sheet, we believe Caledonia is well-positioned to continue to implement its growth strategy, notwithstanding the current volatility in the gold price.”

The full Report & Accounts, including the Management Discussion and Analysis for the quarter ended June 30, 2013 are available from the Company's website www.caledoniamining.com and from SEDAR at www.sedar.com.

Management Conference Call

Caledonia management will host a conference call on August 13 at 0900 British Summer Time and a second conference call at 1000 Eastern Standard Time.  Dial-in details are set out below – please note that the dial-in details have changed from those advised in the press release of August 6, 2013.

Details for the UK Call at 0900 (BST) August 13, 2013
UK toll-free	0808 237 0030
UK toll-paid	+44 20 3139 4830
Participant code (to access the basic audio service)	51596286#
Participant URL to access the on-line presentation for the UK call	https://arkadin-event.webex.com/arkadin-event/onstage/g.php?t=a&d=701062715
Participant logon and pincode to access the on-line presentation for the UK call	641383

Details for the North American Call at 0900 (EDT) August 13, 2013
North American toll-free number	1 866 928 7517
North American toll-paid number	1 718 873 9077
Participant code (to access the basic audio service)	51596286#
Participant URL to access on-line presentation for the North American call	https://arkadin-event.webex.com/arkadin-event/onstage/g.php?t=a&d=702195406
Participant logon and pincode to access the on-line presentation for the North American call	641433

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Juliet Heading Tel : +1 416 868 1079 x 239 juliet@chfir.com

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, timing of commencement of operations and our plans and timing regarding further exploration and development, ability to maintain the efficiency of the Blanket metallurgical plant, our ability to mitigate the lower gold price, future operating costs, our ability to maintain a strong cash position, be cash generative and implement our growth strategy.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, as well as other risks factors referenced in our Management’s Discussion and Analysis for the year ended December 31, 2012 and Annual Information Form for the year ended December 31, 2012, each of which is available on the Company’s website www.caledoniamining.com and on www.sedar.com or is available upon request from the Company. Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing this news release and MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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